March 1, 2026

Charles F. McCain

Harbor Funds

111 South Wacker Drive, 34th Floor

Chicago, IL 60606

RE:	Contractual Advisory Fee Waivers – March 1, 2026 through February 28, 2027

Dear Mr. McCain:

In connection with our service as investment adviser to the specific Harbor funds listed below, we hereby agree to reduce our advisory fee with respect to each such Harbor fund until February 28, 2027 in the manner set forth below. This agreement may not be amended and shall automatically expire at the close of business on February 28, 2027 without further action by either party.

•

Harbor Capital Appreciation Fund: We agree to reduce our advisory fee from 0.60% to 0.56% on assets between $5 billion and $10 billion, to 0.54% on assets between $10 billion and $20 billion and to 0.53% on assets over $20 billion.

•	Harbor Mid Cap Value Fund: We agree to reduce our advisory fee from 0.75% to 0.70% on assets between $350 million and $1 billion and to 0.65% on assets over $1 billion.

Please acknowledge your agreement with the foregoing as of the date set forth above by signing in the space provided below and returning an executed original to my attention.

HARBOR CAPITAL ADVISORS, INC.

By:	/s/ Diana R. Podgorny
Diana R. Podgorny, Executive Vice President

Agreed and Accepted

HARBOR FUNDS

By:	/s/Charles F. McCain
Charles F. McCain, President

111 South Wacker Drive, 34th Floor | Chicago, Illinois 60606-4302

T 800-422-1050 | F 312-443-4444 | www.harborcapital.com